

Ash Abumaraq · 2nd

Senior Product and Strategy Manager at Lotus Analytics

Houston, Texas, United States · Contact info

500+ connections

1 mutual connection: Jonny Price

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Lotus Analytics

Kent State University

Experience

Senior Product and Strategy Manager

Lotus Analytics · Full-time
Aug 2020 – Present · 11 mos
Remote

Built a product and strategy from scratch for the telecommunication, hemp wholesale and healthcare solution industries respectively. The product includes a point-of-sale solution that incorporates the modules related to sales, inventory, CRM, human resource and time and attendance, property management, a business intelligence and reporting.
★ Worked with various teams throughout the organization to create a product from building the original
wire frames to developing a fully functional solution.
★ Established a product roadmap for the rest of 2020 and 2021 that helps elevate our ...see more

Senior Product Manager

Fanera · Full-time
2020 – Present · 1 yr
Remote

In this role, I conduct research on multiple facets for business development and involve executive management to devise strategic planning to achieve business success. I identify product requirements and conduct detailed research on the latest market trends to strengthen the financial health of the company. Liaise with stakeholders, key partners, and investors to ...see more

B2B Soft

4 yrs

Product Manager
2016 – 2019 · 3 yrs
Remote

In my role as Product Manager, I gathered data from marketing research and scrutinized the client's needs to amplify productivity. Monitored the competitors' products closely and integrated the company's product to excel in market competition. Managed sales plans, advertising campaigns, production-related activities, and deliver product demonstrations to ensure ...see more

Sales Engineer
2015 – 2019 · 4 yrs
New York, United States

In my role as Sales Engineer, I formulated productive material and deliver product demonstrations and developed strategies to meet requirements of the prospects. Provided pre-sales and post-sales technical support, and established a strong communication bridge between sales teams and technical teams. Took part in business conferences, trade shows, and other high-end m ...see more

Penn Mobile LLC - MetroPCS authorized dealer

3 yrs

Director of Operations
2013 – 2015 · 2 yrs
WIllingboro NJ

Lead the growth the business from 5 stores in one market to 30 stores in 5 markets across the East coast.
• Provided Sales and Operations training for market managers.
• Created a strategic long-term expansion plan into new markets throughout the east c ...see more

Finance and Operations Manager
2012 – 2013 · 1 yr
Willingboro NJ

• Increased the sales and profits by 40%, developing a budget for 5 stores.
• Oversee overall financial management, planning, systems and controls.
• Play a significant role in long-term planning, including an expansion plan by improving the B2B operational system, processes and policies. ...see more

AMIDEAST

3 yrs

Cisco Entrepreneur Institute Program Manager
2010 – 2012 · 2 yrs

Promotion and Marketing of the Institute Workshops
Ensure all brand guidelines are followed
Identify and organize potential entrepreneur support community members
Develop, Submit, and Implement an Implementation Plan for Institute ...see more

Monitoring & Evaluation Officer
2009 – 2010 · 1 yr

Conducting surveys and evaluation of the schools involved with the MSN program,
Interviewing principals, teachers, and coordinators involved in the program to better assess the productivity of the program,
Writing integrated reports based on the findings of the surveys and interviews, ...see more

Show 5 more experiences

Education

Kent State University
Bachelors, Business Administration: Finance
2004 – 2007

Business Administration: Finance

Kent State University
Bachelor of Business Administration (B.B.A.), Finance, General

Skills & endorsements

Management · 44

Endorsed by **4 of Ash's colleagues at B2B Soft**

Entrepreneurship · 29

Endorsed by **NAJLA SHAHWAN and 3 others who are highly skilled at this**

Analysis · 27

Claudia Forte and 26 connections have given endorsements for this skill

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Recommendations

Received (2) Given (3)



Zaid al-Nafoosi, CMT, CFTe
Sr. Research Analyst at QNB Financial Services
July 16, 2010, Zaid was senior to Ash but didn't manage directly

This letter serves to vouch for the personal character of Ashraf Abumaraq. I have known him for 10 years, since my time studying at Kent State University. I have always known Ashraf Abumaraq to be of good character. His cousin and I were best friends, and through our friendship, spent a lot of time with Ashraf.... See more



Talal K A.
Development Finance & Effectiveness | Portfolio Management | Monitoring & Evaluation | SME
March 13, 2010, Talal K and Ash were students together

In this brief testament to one of the brightest and most talented individuals that I have met throughout my career, I attempt to shed light on Ashraf's character, work ethic and intelligence. Ashraf possess unique talents and skills, much demanded from the business world. His ability to analyze problems an... See more

Accomplishments